

March 4, 2022

Ezra Levine
Chief Executive Officer
Collectable Sports Assets, LLC
333 Westchester Avenue, Suite W2100
White Plains, NY 10604

      Re: Collectable Sports Assets, LLC
          Post-qualification Amendment No. 19 to Form 1-A
          Filed February 11, 2022
          File No. 024-11178

Dear Mr. Levine:

      We have reviewed your amendment and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments.

Post-qualification Amendment No. 19 to Form 1-A Filed February 11, 2022

Use of Proceeds and Descriptions of Underlying Assets, page 34

1.   Your disclosure in this section indicates that a number of consignment agreements for series currently being offered have expired (see, e.g., #MAYS1957LADDERBASKET and #KAREEMPOINTSRECORDBALL). Please revise to indicate whether you have entered into new or amended consignment agreements for extended periods as exhibits and amend your disclosure to reflect the revised terms, or advise as to the status of these series.

General

2.   Please revise the offering table on the cover page to indicate the initial qualification date and day in which offers commenced for each of the fifteen series that you are amending, but not currently offering. In addition, please clarify for us what you mean by your reference that these offerings are "to commence immediately following qualification." To

the extent each of these offerings were not commenced within two calendar days after they were initially qualified, please explain why you believe these offerings comply with Rule 251(d)(3)(i)(F).

3. We note that you have lowered the total minimum offering amounts for the Series #KOUFAXPSA8 and #GRIFFEY89UPPERDECKSGCGOLD offerings, but continue to offer these Series. We also note that you intend to lower the total minimum offering amount for most of the fifteen series you are amending, but not currently offering. Please confirm whether any sales have been made under these offerings. To the extent you have made sales under these offerings, explain how you will comply with Exchange Act Rule 10b-9.

We will consider qualifying your offering statement at your request. If a participant in your offering is required to clear its compensation arrangements with FINRA, please have FINRA advise us that it has no objections to the compensation arrangements prior to qualification.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Nicholas Lamparski at 202-551-4695 or Mara Ransom at 202-551-3264 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Gary Brown